Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

Atlantic Power Corporation

The following table sets forth the ratio of earnings to fixed charges for the periods indicated below.

(in thousands of U.S. dollars)

	Nine Months Ended	Year Ended December 31,
	September 30, 2012	2011	2010	2009		2008	2007
Earnings (loss) from continuing operations before income taxes	$(66,273)	$(51,148)	$7,560	$(61,678)		$26,818	$(25,165)
Loss attributable to noncontrolling interest	696	480	103	—		—	—
Distributions from equity investments	26,821	21,889	16,843	27,884		41,031	46,653
Interest capitalized	(10,155)	(4,091)	—	—		—	—
Preferred share dividends of a subsidiary company	(9,767)	(3,247)	—	—		—	—
Fixed charges (from below)	110,179	53,389	29,361	74,498		60,984	57,523
	$51,501	$17,272	$53,867	$40,704		$128,833	$79,011
Preferred share dividends of a subsidiary company	$9,767	$3,247	$—	$—		$—	$—
Project level interest	$31,143	$24,144	$17,660	$18,800		$17,709	$13,216
Corporate level interest	69,269	25,998	11,701	55,698		43,275	44,307
	$110,179	$53,389	$29,361	$74,498		$60,984	$57,523
Ratio of earnings to fixed charges	— (1)	— (1)	1.83	—	(1)	2.11	1.37

(1)         Our ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For these purposes, “earnings” is the amount resulting from adding together earnings (loss) from continuing operations before income taxes, distributions from equity investments and fixed charges and subtracting loss attributable to noncontrolling interests, interest capitalized and preferred share dividends of a subsidiary company. “Fixed charges” is the amount resulting from adding together preferred share dividends of a subsidiary company, project level interest (including interest capitalized and interest from discontinued operations) and corporate level interest expenses. Earnings were insufficient to cover fixed charges by US$36.1 million and US$33.8 million, for the years ended December 31, 2011 and 2009, respectively, and by US$58.7 million for the nine months ended September 30, 2012 due to a loss from continuing operations before taxes of US$51.1 million and US$61.7 million, for the years ended December 31, 2011 and 2009, respectively, and US$66.3 million for the nine months ended September 30, 2012.